Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

September 4, 2008

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on September 4, 2008, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated September 4, 2008

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)
September 4, 2008	Name:	Wan Feng
	Title:	President and Executive Director

Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

ANNOUNCEMENT

U.S. SECURITIES CLASS ACTION

On September 3, 2008, the New York Southern District Court granted the Defendants’ motion to dismiss the class action lawsuit against the Defendants in the U.S. in relation to a purported violation of the U.S. Securities Exchange Act of 1934.

Reference is made to the announcement of China Life Insurance Company Limited (the “Company”) dated March 17, 2004 in relation to a complaint filed in the United States of America (the “U.S.”) in respect of a purported violation of the U.S. Securities Exchange Act of 1934 against the Company and certain individuals (the “Defendants”) and the subsequent disclosures made in the Company’s 2007 annual report.

The Company is pleased to announce that on September 3, 2008 (New York time), the U.S. District Court for the Southern District of New York (“New York Southern District Court”) granted the Defendants’ motion to dismiss the above purported securities class action brought against the Defendants. The New York Southern District Court granted summary judgment dismissing the claims asserted by purchasers who acquired the stock of the Company on the New York Stock Exchange or any other exchange in the U.S., or Americans who purchased the Company’s stock anywhere, finding that “there is no merit to any of these claims.” Claims by non-U.S. purchasers who acquired the stock of the Company on The Stock Exchange of Hong Kong Limited were dismissed for lack of subject matter jurisdiction. The Company does not rule out the possibility that the plaintiffs may seek reconsideration by the New York Southern District Court or to appeal the dismissal.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

Commission File Number 001-31914

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Yang Chao, Wan Feng
Non-executive Directors:	Shi Guoqing, Zhuang Zuojin
Independent Non-executive Directors:	Long Yongtu, Sun Shuyi, Ma Yongwei,
Chau Tak Hay, Cai Rang, Ngai Wai Fung

Hong Kong, September 4, 2008